BAKER & MCKENZIE

SOLICITORS AND NOTARIES

麥堅時律師行

香港和記大廈十四樓

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TEL: (852) 2846 1888 TLX: 7641
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03007483

OUR REF. 32073984-130435
SDC/TZS10473.DOC

RECD S.E.C.
MAR 1 1 2003
1086

March 10, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

SUPPL

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

Ladies and Gentlemen,

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated October 10, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu
Encl.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of October 10, 2003

1. Notice of Extraordinary General Meeting dated 25 February 2003
2. Proxy form for use at the extraordinary general meeting
3. Reply slip for attendance

SIPD 12g3-2 (b)

File No. 82-4932

RECD S.E.C.

MAR 1 1 2003

1086

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the Peoples's Republic of China)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the board of directors of Shandong International Power Development Company Limited (the "**Company**") has resolved that an extraordinary general meeting of the Company (the "**Extraordinary General Meeting**") will be held at 10:00 a.m. on Tuesday, 15th April, 2003 at Xiyuan Hotel, No.1 Sanlihe Road, Beijing, the People's Republic of China, for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions of the Company:

Ordinary Resolutions

1. "**THAT** each of Mr. HE Gong, Mr. PENG Xingyu and Ms. WANG Yingli be and is hereby appointed as a director of the Company with immediate effect **AND THAT** the board of directors of the Company be and is hereby authorised to determine their remuneration."
2. "**THAT** Mr. LI Changxu be and is hereby appointed as a supervisor of the Company with immediate effect **AND THAT** the board of directors of the Company be and is hereby authorised to determine his remuneration."

By the order of the board of directors of
Shandong International Power Development Company Limited
Zhou Lianqing
Company Secretary

Shandong, the People's Republic of China
25th February, 2003

Notes:

1. **Candidates for appointment as directors of the Company and their personal particulars**

   Mr. HE Gong (賀恭), aged 59, is a professor-grade senior engineer and is currently the General Manager of 中國華電集團公司(China Huadian Corporation). Mr. He has 36 years of experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at 雲南水電建設總公司 (Yunnan Hydropower Construction Company), 雲南省電力局 (Yunnan Electric Power Bureau), 中國長江三峽工程開發總公司 (China Three Gorges Project Corporation) and 中國國家電力公司 (the State Power Corporation of China).

   Mr. PENG Xingyu (彭興宇), aged 40, is a senior accountant and is currently the Head of the Finance and Assets Department of 中國華電集團公司 (China Huadian Corporation). Mr. Peng graduated from 湖南長沙電力學校 (Hunan Changsha Electric Power School) and has 22 years of experience in the industries of electric power generation and management, and asset management. Mr. Peng had worked at 華中電業管理局 (Huazhong Electric Power Bureau), 中國華中電力集團公司 (China Huazhong Electric Power Group Company) and 湖北省電力公司 (Hubei Electric Power Company).

   Ms. WANG Yingli (王映黎), aged 41, is a senior engineer and is currently the Deputy General Manager of 山東省國際信託投資公司 (Shandong International Trust and Investment Corporation). Ms. Wang has over 20 years of experience in the business of macro-economic, trust and investment management. Ms. Wang had worked at 山東大學 (Shandong University).

2. **Candidate for appointment as supervisor of the Company and his personal particulars**

   Mr. LI Changxu (李長旭), aged 40, is a senior accountant and is currently the Deputy Head of the Supervision and Audit Department of 中國華電集團公司 (China Huadian Corporation). Mr. Li graduated from 上海電力學院 (Shanghai Electric Power College) and has nearly 20 years of experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at 水電部配件公司 (the Accessory Company of the Ministry of Hydropower), 水利電力部審計局 (the Audit Bureau of the Ministry of Water Resources and Electric Power), 審計署駐能源部審計局 (the Audit Bureau of the Audit Department at the Ministry of Energy), 電力部審計局 (the Audit Bureau of the Ministry of Electric Power) and 中國國家電力公司審計局 (the Audit Bureau of the State Power Corporation of China).

3. **Eligibility of attending the Extraordinary General Meeting**

   Shareholders whose names appear on the register of members of the Company at the close of business on Monday, 14th April, 2003 (**"Registered Shareholders"**) are entitled to attend the Extraordinary General Meeting upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Saturday, 15th March, 2003 to Monday, 14th April, 2003, both days inclusive, during which period no transfer of the Company's H shares will be effected. Shareholders of H shares of the Company intending to attend the Extraordinary General Meeting are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 14th March, 2003.

4. **Registration procedures for attending the Extraordinary General Meeting**

   (1) Registered Shareholders who intend to attend the Extraordinary General Meeting are required to deliver the completed and signed written reply slip with the Secretarial Office of the board of directors of the Company on or before Tuesday, 25th March, 2003. Please use the "Reply Slip for Attendance" enclosed herewith or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the Extraordinary General Meeting shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the board of directors of the Company on or before Tuesday, 25th March, 2003.

   (2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the Extraordinary General Meeting, and shall issue copies or facsimile copies of admission cards for attending the Extraordinary General Meeting by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

5. **Proxies**

   (1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the Extraordinary General Meeting on his behalf by completing the enclosed "Proxy Form For Use at the Extraordinary General Meeting" (the "**Proxy Form**") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

   (2) In respect of Registered Shareholders of domestic shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the board of directors of the Company not less than 24 hours before the time designated for convening the Extraordinary General Meeting. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the Extraordinary General Meeting.

6. **Miscellaneous**

   (1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

   (2) The Extraordinary General Meeting is expected to take half a day. Shareholders attending the Extraordinary General Meeting shall be responsible for their own travel and accommodation expenses.

   (3) The registered address of the Company and the details of the Secretarial Office of the board of directors of the Company are as follows:-

   No. 14, Jingsan Road
   Jinan, Shandong Province
   The People's Republic of China

   Tel No.: 86-531-603 5467
   Fax No.: 86-531-603 5469

   (4) The address and contact details of Hong Kong Registrars Limited are as follows:—

   Rooms 1901-05, 19th Floor
   Hopewell Centre
   183 Queen's Road East
   Wanchai

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL
POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

臨時股東大會通告

茲通告山東國際電源開發股份有限公司(「本公司」)董事會決定於二零零三年四月十五日(星期二)上午十時正於中華人民共和國北京市三里河路1號西苑飯店舉行本公司臨時股東大會，藉以審議及酌情通過以下將予提呈的本公司普通決議案：

普通決議案

1. 「動議委任賀恭先生、彭興宇先生和王映黎女士為本公司董事，即時生效；並動議僅此授權本公司董事會決定其酬金。」
2. 「動議委任李長旭先生為本公司監事，即時生效；並動議僅此授權本公司董事會決定其酬金。」

承董事會命
周連青
山東國際電源開發股份有限公司
公司秘書

中華人民共和國，山東
二零零三年二月二十五日

附註：

1. 委任為本公司董事的候選人及他們的個人資料

賀恭先生，59歲，教授級高級工程師，現任中國華電集團公司總經理。賀先生在電力生產、管理和電力基礎建設等方面具有36年的工作經驗。賀先生曾就職於雲南水電建設總公司、雲南省電力局、中國長江三峽工程開發總公司和中國國家電力公司。

彭興宇先生，40歲，高級會計師， 現任中國華電集團公司財務資產部主任。彭先生畢業於湖南長沙電力學校，在電力生產、經營、資本管理等方面具有22年的工作經驗。彭先生曾先後就職於華中電業管理局、中國華中電力集團公司和湖北省電力公司。

王映黎女士，41歲，高級工程師，現任山東省國際信託投資公司副總經理。王女士在宏觀經濟、信託投資管理等方面具有20多年的工作經驗。王女士曾就職於山東大學。

2. 委任為本公司監事的候選人及他的個人資料

李長旭先生，40歲，高級會計師，現任中國華電集團公司監察審計部副主任。李先生畢業於上海電力學院，在電力生產、管理、審計等方面具有近20年的工作經驗。李先生曾就職於水電部配件公司、水利電力部審計局、審計署駐能源部審計局、電力部審計局和中國國家電力公司審計局。

3. 出席臨時股東大會的資格

凡於二零零三年四月十四日(星期一)下午收市時登記在本公司股東名冊上的本公司股東(「註冊股東」)均有權在履行必要的登記手續後出席臨時股東大會。 本公司的H股股東名冊將於二零零三年三月十五日(星期六)至二零零三年四月十四日(星期一)(包括首尾兩天)期間內暫停辦理H股股份過戶登記手續。 欲出席臨時股東大會的本公司H股股東，必須將其過戶文件及有關股票憑證於二零零三年三月十四日(星期五)下午四時前，送達本公司H股的股份登記公司，即香港證券登記有限公司(「香港證券登記」)。

4. 參加臨時股東大會的登記手續

(1) 擬出席臨時股東大會的註冊股東，必須在二零零三年三月二十五日(星期二)或該日前將已填妥及簽署之書面確認回覆送達本公司董事會秘書室。該書面回覆請採用本通告隨附的「出席確認回執」或其複印件。擬出席臨時股東大會的H股註冊股東，除前述要求外，必須在二零零三年三月二十五日(星期二)或該日前將其過戶文件副本及有關股票憑證副本送達本公司董事會秘書室。

(2) 註冊股東可以下列方法將必要的登記文件送交本公司：親自交回、郵遞或傳真。收悉上述文件後，本公司將完成參加臨時股東大會的登記程序，並以郵遞或傳真方式發出臨時股東大會入場證副本或傳真副本。股東或其代表在參加臨時股東大會時，可以用副本交換臨時股東大會入場證正本。

5. 股東代理人

(1) 註冊股東有權通過填妥本通告隨附的「臨時股東大會適用的代表委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席臨時股東大會及投票。代理人不必為本公司股東。如委任超過一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由註冊股東或由其以書面形式正式授權的委託人簽署。如委任書由註冊股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如委託人為一法人，則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

(2) 就內資股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於臨時股東大會指定的舉行時間前二十四小時送達本公司董事會秘書室方為有效。 就H股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於臨時股東大會指定的舉行時間前二十四小時送達香港證券登記方為有效。

6. 其他

(1) 每位本公司股東(或其代理人)在臨時股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

(2) 臨時股東大會會期預計半天，參加臨時股東大會的股東的交通及食宿費自理。

(3) 本公司的註冊地址及本公司董事會秘書室之詳情如下：—

中華人民共和國山東省濟南市經三路14號
電話：86-531-603 5467
傳真：86-531-603 5469

SIPD 12g3-2 (b)
File No. 82-4932

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL
POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We ____________________ with H share shareholder account number (if applicable): ____________ of ____________ *(Note 1)*, being the registered holder(s) of ____________ domestic shares / ____________ H shares *(Note 2)* in Shandong International Power Development Company Limited (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ____________ of ____________ *(Note 3)* as my/our proxy to attend and act for me/us at the Extraordinary General Meeting of the Company to be held at Xiyuan Hotel, No.1 Sanlihe Road, Beijing, the People's Republic of China at 10:00 a.m. on Tuesday, 15th April, 2003 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Extraordinary General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit (all the following resolutions are ordinary resolutions).

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
1. "**THAT** each of Mr. HE Gong, Mr. PENG Xingyu and Ms. WANG Yingli be and is hereby appointed as a director of the Company with immediate effect **AND THAT** the board of directors of the Company be and is hereby authorised to determine their remuneration."		
2. "**THAT** Mr. LI Changxu be and is hereby appointed as a supervisor of the Company with immediate effect **AND THAT** the board of directors of the Company be and is hereby authorised to determine his remuneration."		

Signature *(Note 5)* ____________________ Date: ____________ 2003

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Extraordinary General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING" and insert the full name and address of the proxy to be appointed in the space provided. You are entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a member of the Company. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick the box marked "For". If you wish to vote against any resolution, tick the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the board of directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1901-05, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time designated for convening the Extraordinary General Meeting.
7. When attending the Extraordinary General Meeting, proxies representing the respective shareholders should present their completed and signed proxy

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

臨時股東大會適用的代表委任表格（委任書）

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿H股股東賬號(如適用)：＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿*(附註1)*持有山東國際電源開發股份有限公司(「本公司」)

股票：內資股＿＿＿＿＿＿＿＿＿＿＿股 / H股＿＿＿＿＿＿＿＿＿＿＿股*(附註2)*。作為本公司的股東，現委任*(附註3)*大會主席，或＿＿＿＿＿＿＿＿＿＿＿為本人／吾等的代表，代表本人／吾等出席二零零三年四月十五日(星期二)上午十時正於中華人民共和國北京市三里河路1號西苑飯店舉行的本公司臨時股東大會或其遞延會議，並於該臨時股東大會或其遞延會議代表本人／吾等，依照下列指示就臨時股東大會通告所列決議案投票；如無作出指示，則由本人／吾等的代表酌情決定投票(下列議案均擬為普通決議案)。

決議案	贊成 *(附註4)*	反對 *(附註4)*
1. 「動議委任賀恭先生、彭興宇先生和王映黎女士為本公司董事，即時生效；並動議僅此授權本公司董事會決定其酬金。」		
2. 「動議委任李長旭先生為本公司監事，即時生效；並動議僅此授權本公司董事會決定其酬金。」		

簽署*(附註5)*＿＿＿＿＿＿＿＿＿＿＿　　　　日期：二零零三年＿＿＿＿月＿＿＿＿日

附註：

1. 請用正楷填上全名及地址。
2. 請劃去不適用者並請填上以您名義登記與本委任書有關的股份數額。如未有填上數額，則本委任書將被視為與以您名義登記的所有本公司股份有關。
3. 您有權委任您選擇的任何人士為您的代理人。如欲委任大會主席以外的人士為代理人，請將「大會主席」字樣刪去，並在空格內填上您所擬委任代理人的姓名及地址。 您可委任一位或多位代理人出席及投票，受委任代理人毋須為本公司股東。 但如您委任數人為您的代理人，請注明每名代理人所代表的股份數目。本委任書的每項更改，將須由簽署人簽字示可。
4. 請注意，如欲投票贊成任何決議案，請在「贊成」格內加上「✓」；如欲投票反對任何決議案，則請在「反對」格內加上「✓」。 如無任何指示或交回的委任書並無指示受委任代理人如何就某項議案投票，代理人可自行決定是否及如何投票。
5. 本委任書須由您或您正式書面授權的人士簽署。 如委託人為一公司或機構，則本委任書必須加蓋該公司或機構印章，或由其董事或正式授權的代理人簽署。 本附註所述的授權書均須公證。
6. 本委任書連同簽署人經公證的授權書或其他授權文件，最遲須於臨時股東大會召開前二十四小時送達本公司董事會秘書室或送達本公司H股的股份登記公司 — 即位於香港灣仔皇后大道東183號合和中心19樓1901-05室的香港證券登記有限公司方為有效。
7. 代理人代表股東出席臨時股東大會時應出示已填妥及簽署的本委任書及代理人的身份證明文件。

SIPD 12g3-2 (b)
File No. 82-4932

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

REPLY SLIP FOR ATTENDANCE

I/We, ____,

being the registered holder of ____________ domestic shares / ____________ H shares* in Shandong International Power Development Company Limited, intend to attend the Extraordinary General Meeting of the Company to be held on Tuesday, 15 April 2003.

Name of shareholder attending the Extraordinary General Meeting: ______________________

H share shareholder account number (if applicable): ______________________

Signature of shareholder: ______________________

Date: ____________, 2003

* Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).
2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the board of directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (tel. no: 86-531-603 5467, contact person: Mr. Zhou Lianqing) on or before Tuesday, 25th March, 2003. This reply slip may be returned in person (registration procedures for attending the Extraordinary General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-603 5469).

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

出席確認回執

本人／吾等 ____ 為山東國際電源開發股份有限公司股票：內資股 ____________________ 股／H股 ____________________ 股*的註冊持有人，並擬出席於二零零三年四月十五日(星期二)舉行的臨時股東大會。

出席臨時股東大會者姓名：____________________ H股股東帳號(如適用)：____________________

股東簽名：____________________ 二零零三年_____月_____日
(蓋章)

* 請刪去不適用者

附註：

1. 請附上身份證明文件(身份證或護照)的複印件。
2. 此回執在填妥及簽署後須於二零零三年三月二十五日(星期二)或該日前送達中華人民共和國山東省濟南市經三路14號本公司董事會秘書室(聯繫電話：86-531-603 5467，聯繫人：周連青先生)。此回執可採用親自交回(隨即可辦理出席臨時股東大會的股東登記手續)、郵遞(郵政編碼：250001)或傳真(傳真號碼：86-531-603 5469)的方式送達。